





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68464

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WealthForge Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6800 Paragon Place, Ste 200
(No. and Street)

Richmond	VA	23230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James L Raper, Jr 804-308-0431
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd	Richmond	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, James L Raper, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WealthForge Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager, Registered Principal

Title

Notary Public

SHALANDA BRANCH NOTARY PUBLIC MY COMMISSION NUMBER 264482 COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEALTHFORGE SECURITIES, LLC

Statement of Financial Condition

December 31, 2016

SEC ID 8 – 68464

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

WEALTHFORGE SECURITIES, LLC

Table of Contents Page



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member and Board of Directors
WealthForge Securities, LLC
Richmond, Virginia

We have audited the accompanying statement of financial condition of WealthForge Securities, LLC (the "Company"), as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of WealthForge Securities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Keiter

February 14, 2017
Glen Allen, Virginia

> Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

WealthForge Securities, LLC
Statement of Financial Condition
As of December 31, 2016

<u>Assets</u>

Cash and cash equivalents	$	1,067,626
Accounts receivable, net		85,116
Other assets		27,912
Total assets	$	1,180,654

<u>Liabilities and Member's Equity</u>

Accounts payable and accrued expenses	$	50,975
Commissions payable		632,185
Due to affiliated parties		113,751
Deferred revenue		99,000
Total liabilities		895,911
Member's equity		284,743
Total liabilities and member's equity	$	1,180,654

See accompanying notes to financial statement

1. Summary of Significant Accounting Policies:

Nature of Business: WealthForge Securities, LLC (the "Company") was formed under the laws of the state of Virginia as a single member limited liability company and a wholly-owned subsidiary of WealthForge Holdings, Inc. (the "Parent"). The Company is registered as a securities broker-dealer with the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), and the Securities Investor Protection Corporation ("SIPC"). Headquartered in Richmond, Virginia, it is duly registered and doing business as a broker-dealer in all 50 states, the District of Columbia, Puerto Rico, and the US Virgin Islands. The Company provides multiple product offerings and provides support, technology, and back-office services to a network of producing (non-staff) independent registered representatives, of which there were 23 at December 31, 2016. The Company aims to facilitate private transactions aided by technology.

The Company is governed by the Operating Agreement of WealthForge, LLC dated August 9, 2009, which states that the liability of the Company's member is limited to the maximum extent permissible under the Virginia Limited Liability Company Act. This agreement was amended on January 27, 2016 to reflect the new name as WealthForge Securities, LLC.

Cash and Cash Equivalents: The Company considers cash and cash equivalents to include cash on deposit with financial institutions and money market investments with original maturities of three months or less. Cash equivalents are stated at cost, which approximates fair value.

Allowance for Doubtful Accounts: The Company uses the reserve method of accounting for doubtful accounts for financial reporting purposes. Management has determined that a $2,414 allowance is necessary at December 31, 2016.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000.

A substantial portion of the Company's revenues in a year may be received from a small number of transactions or concentrated within an industry. At December 31, 2016, one client accounted for 40% of accounts receivable.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Income Taxes: The operating results of the Company are included in the income tax return filed by the Parent. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

Income Tax Uncertainties: The Company follows Financial Accounting Standards Board's ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2016. The Company is not currently under an income tax audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through February 14, 2017, the date the financial statements were issued, and has determined that no additional disclosures are necessary.

2. **Capital Raise:**

For the period from inception to December 31, 2016, the Company has incurred recurring operating losses. The Company's ability to continue as a going concern is dependent upon its ability to take advantage of raising capital through securities offerings, debt financing and partnerships and use these sources of capital to fund operations. In 2016, the Parent raised $390,000 in Preferred Equity related to its Series A-2 capital raise initiated in 2015. The Parent also held two closings on a convertible note offering totaling $750,000. The Parent expects to hold another close on the convertible note in the first quarter of 2017 with the intent of funding operations through March 1, 2018.

3. **Related Party Transactions:**

Various administrative and overhead expenses are paid on the Company's behalf by the Parent, under a Management Services Agreement. During 2016, the Parent contributed $136,828 of capital contributions for expenses paid by the Parent on behalf of the Company. The Company has a payable to the Parent in the amount of $94,876 as of December 31, 2016.

The Company licenses the use of technology under an Inter-Company License Agreement with WealthForge Technologies, LLC. The Company pays for this license monthly in accordance with the agreement. The Company has a payable to WealthForge Technologies, LLC in the amount of $18,875 as of December 31, 2016.

4. **Commitments and Contingencies:**

The Company currently occupies office space leased by the Parent, the expense for which is allocated as part of the management services fee discussed in Note 3. The future lease commitment at December 31, 2016 is $33,586 for 2017.

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

5. **Guarantees:**

As permitted or required under Virginia corporation law, the Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is limited by the Code of Virginia. The Company's insurance policies serve to further limit its exposure.

6. **Regulatory Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2016, the Company had net capital of $206,475, which was $146,748 in excess of required minimum net capital of $59,727. The Company's net capital ratio was 4.34 to 1.

The Company is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.